UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020.

Commission File Number 001-38172

HUDSON CAPITAL INC.

(Translation of registrant’s name into English)

Mr. Warren Wang, Chief Executive Officer

19 West 44th Street, Suite 1001,

New York, NY 10036

Telephone: (970) 528- 9999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into a Material Definitive Agreement.

On October 10, 2020, Hudson Capital, Inc., a British Virgin Islands company (“Hudson Capital”) entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), with Hudson Capital Merger Sub I, Inc., a Delaware corporation and wholly-owned subsidiary of Hudson Capital (“Merger Sub I”), Hudson Capital Merger Sub II, Inc., a Delaware corporation and wholly-owned subsidiary of Merger Sub I (“Merger Sub II”), FreightHub, Inc., a Delaware corporation (“FreightHub”) and ATW Master Fund II, L.P., as the representative of the stockholders of FreightHub (the “Stockholders’ Representative”).

The Merger Agreement was unanimously approved by Hudson Capital’s board of directors on October 10, 2020 and by FreightHub’s board of directors on September 10, 2020. Pursuant to the Merger Agreement, Hudson Capital will merge with and into Merger Sub I to redomesticate from the British Virgin Islands (“BVI”) to Delaware, with Merger Sub I as the surviving corporation (the “Redomestication Merger”). Immediately thereafter, Merger Sub I shall divest its existing business (the “Spinoff”) to a private or over-the-counter listed company owned by the existing shareholders of Hudson Capital (the “Spinoff Entity”). Immediately after the Spinoff, Merger Sub II will merge with and into FreightHub, with FreightHub as the surviving corporation and wholly-owned subsidiary of Merger Sub I (the “Merger”). The Remodestication Merger, the Spinoff and the Merger are referred to herein as the “Transactions.”

The Redomestication Merger

Hudson Capital and Merger Sub I shall cause the Redomestication Merger to be consummated by filing a Certificate of Merger with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of Delaware Law, the Articles of Merger and Plan of Merger (and other documents required by BVI law) with the Registrar of Corporate Affairs in the British Virgin Islands, in accordance with the relevant provisions of BVI Law (the time the Articles of Merger are duly registered by the Registrar, or such later time as specified in the Certificate of Merger, the Articles of Merger and the Plan of Merger, being the “Redomestication Effective Time”).

At the Redomestication Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Hudson Capital, shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Merger Sub I, which shall include the assumption of all obligations under the Merger Agreement.

Also at the Redomestication Effective Time, every issued and outstanding ordinary share of Hudson Capital shall be converted automatically into one share of common stock of Merger Sub I, which shall continue to trade on the NASDAQ Capital Market. The shareholders of Hudson Capital shall have dissenters’ rights pursuant to BVI Law.

At the Redomestication Effective Time, the Amended and Restated Memorandum and Articles of Association of Hudson Capital shall cease and the Amended and Restated Certificate of Incorporation and By-Laws of Merger Sub I, as in effect immediately prior to the Redomestication Effective Time, shall continue as the organizational documents of Merger Sub I after the Redomestication Merger. The Amended and Restated Certificate of Incorporation of Merger Sub I will authorize for issuance certain shares of common stock, as well as Series Seed Preferred Stock, Series A1-A Preferred Stock, Series A1-B Preferred Stock and Series B Preferred Stock.

The Spinoff shall occur after the Redomestication Merger.

The Merger

After the Spinoff, a Certificate of Merger shall be filed with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of Delaware Law, whereby Merger Sub II shall be merged with and into FreightHub, such time being the “Merger Effective Time”. Following the Merger, the separate corporate existence of Merger Sub II shall cease, and FreightHub shall continue as the surviving corporation in the Merger (the “Merger Effective Time”). At the Merger Effective Time, the Certificate of Incorporation of Merger Sub II and by-laws then in effect, shall cease and the Amended and Restated Certificate of Incorporation and By-Laws of FreightHub, as in effect immediately prior to the Merger Effective Time, shall be the organizational documents of FreightHub after the Merger.

Merger Consideration

At the Merger Effective Time, by virtue of the Merger without any further action on the part of the parties, the following shall occur:

●	each share of FreightHub common stock issued and outstanding immediately prior to the Merger Effective Time shall be canceled and automatically converted into the right to receive, without interest, 11.8924291 shares of Merger Sub I common stock (the “Exchange Ratio”);

●	each share of each series of FreightHub preferred stock issued and outstanding immediately prior to the Effective Time shall be canceled and automatically converted into the right to receive, without interest, such number of shares of Merger Sub I preferred stock multiplied by the Exchange Ratio;

●	each warrant of FreightHub issued and outstanding immediately prior to the Merger Effective Time (to the extent not exercised) shall be canceled and automatically converted into the right to receive, without interest, a Merger Sub I warrant exercisable for such number of shares of common stock underlying the FreightHub warrants multiplied by the Exchange Ratio; and

●	each option of FreightHub issued and outstanding immediately prior to the Merger Effective Time (to the extent not exercised) shall be canceled and automatically converted into the right to receive, without interest, a Merger Sub I option exercisable for such number of shares of common stock underlying the FreightHub options multiplied by the Exchange Ratio.

No certificates or scrip representing fractional shares of Merger Sub I common stock will be issued pursuant to the Merger. Based on the number of FreightHub shares, warrants and options outstanding as of October 10, 2020, a total of (i) 35,019,446 shares of Merger Sub I common stock, (ii) 85,911 shares of Merger Sub I Series Seed Preferred Stock, (iii) 92,265,372 shares of Merger Sub I Series A1-A Preferred Stock, (iv) 35,410,231 shares of Merger Sub I Series A1-B Preferred Stock, (v) 16,969,028 shares of Merger Sub I Series A-2 Preferred Stock, (vi) warrants to purchase 22,291,072 shares of common stock of Merger Sub I; and (vii) options to purchase 8,039,687 shares of Merger Sub I common stock will be issued and outstanding upon the closing of the Merger (the “Closing”). FreightHub stockholders will own approximately 85.7% of Merger Sub I (on a non-diluted basis) and the shareholders of Hudson Capital will own approximately 14.3% of Merger Sub I (on a non-diluted basis) (not including the securities to be issued in connection with the financings contemplated by FreightHub and an additional reserve of FreightHub shares issuable in connection with the financings in an amount equal to six percent of the FreightHub shares (on a fully diluted basis as of October 7, 2020) prior to the consummation of the Merger).

The FreightHub stockholders shall have appraisal rights pursuant Delaware law.

Contingent Merger Consideration

After the Closing, the FreightHub stockholders shall be entitled to receive additional shares of Merger Sub I based upon the achievement of certain revenue thresholds in the amount of at least $25 million, $50 million and $100 million commencing with each of the calendar years ending on December 31, 2021, December 31, 2022 and December 31, 2023, respectively. For each period if the revenue threshold is achieved, the FreightHub stockholders shall receive (on a pro rata basis) 3.33% of the shares of Merger Sub I common stock on a fully-diluted basis as of the last day of the applicable calendar year-end (the “Contingent Merger Consideration Shares”). If, after the Closing and prior to December 31, 2023, a change of control occurs, then Merger Sub I shall issue on or promptly after the date of such change of control, to the stockholders an amount equal to 10% of the shares of Merger Sub I common stock on a fully diluted basis less the Contingent Merger Consideration Shares previously issued.

Merger Sub I’s Post-Closing Board of Directors

In connection with the Merger, all directors of Merger Sub I shall resign, and the post-closing board of directors of Merger Sub I shall consist of five directors, of which one shall be designated by Merger Sub I and the remaining directors shall be designated by FreightHub.

Shareholder Approval

Hudson Capital shall prepare and file with the SEC on behalf of Merger Sub I a registration statement on Form S-4 (“Form S-4”), containing a prospectus and a proxy statement in connection with the Transactions (the “Prospectus/Proxy Statement”). After the Form S-4 has been declared effective, Hudson Capital shall take the necessary steps under BVI law and the federal securities laws to call a special meeting of its holders of Hudson Capital ordinary shares to vote on the Transactions, and certain other actions related thereto, at the meeting (the “Special Meeting”). The holders of a majority of the voting power of Hudson Capital’s ordinary shares present in person or by proxy and entitled to vote at the Special Meeting must approve the Transactions, provided there are present in person or by proxy not less than 50% of the votes of the shares entitled to vote on at the meeting.

After the Form S-4 is declared effective, FreightHub stockholders shall vote on the Merger. Stockholders holding a majority of the shares of common stock entitled to vote shall be required to approve the Merger. The holders of FreightHub’s Preferred Stock shall vote together with the holders of FreightHub’s common stock as a single class and on an as-converted common stock basis.

Representations and Warranties; Covenants

The parties to the Merger Agreement have made customary representations, warranties and covenants in the Merger Agreement, including, among other things, covenants with respect to (i) the conduct of Hudson Capital and FreightHub prior to the Closing of the Transactions; (ii) FreightHub having raised at least $7,000,000 concurrently with or prior to the Closing (the “Financing”); (iii) all outstanding liabilities of Merger Sub I regarding the Redomestication Merger shall be settled and paid in full, including reimbursement of out-of-pocket expenses reasonably incurred by Merger Sub I’s officers, directors, or any of their respective affiliates, in connection with identifying, investigating and consummating a business combination; and (iv) until the Spinoff is completed, all assets and liabilities of Merger Sub I’s existing business shall remain with Merger Sub I and shall be conveyed to the Spinoff Entity.

The representations and warranties of Merger Sub I shall survive until twelve months after Closing, except for representations and warranties concerning corporate existence and power, corporate authorization and finders’ fees, which shall survive for ninety days after the expiration of the statute of limitations with respect thereto. The indemnification to which any indemnified party is entitled from the indemnifying parties pursuant to the Merger Agreement for losses shall be effective so long as it is asserted prior to the date that is twelve months following the Closing. Twenty percent (20%) of Merger Sub I’s capital stock issued and outstanding immediately after the Merger Effective Time (the “Reserved Shares”) shall be reserved for issuance in the event any liability is incurred by either party as a result of a breach of a representation or warranty. No party shall have any liability unless the aggregate amount of losses incurred by such party exceeds $700,000 (the “Deductible”) and then only for such amounts in excess of the Deductible and (ii) no amounts of indemnity shall be payable by any party that exceeds the Reserved Shares.

Closing Conditions

The closing of the Transactions is subject to certain customary conditions of the respective parties, including, among other things, that: (i) the shareholders of Hudson Capital and the stockholders of FreightHub shall have approved the Transactions, respectively; (ii) the initial listing requirements of the Nasdaq Capital Market shall have been met by the Merger Sub I as of the Merger Effective Time; (iii) there shall have been no Material Adverse Effect (as defined in the Merger Agreement) with respect to Hudson Capital or FreightHub since the date of the Merger Agreement; (iv) FreightHub shall have completed the Financing; (v) stockholders of FreightHub owning three percent or greater of FreightHub’s capital stock on a fully diluted basis shall have delivered a lock-up agreement, (vi) FreightHub shall have entered into an indemnification agreement with the Spinoff Entity and its shareholders; (vii) Merger Sub I shall have adopted an option plan in form and substance satisfactory to FreightHub; and (viii) Hudson Capital shall be in compliance with the Nasdaq continued listing requirements.

Termination

The Merger Agreement may be terminated by Hudson Capital or FreightHub under certain circumstances, including, among others, (i) by either Hudson Capital or FreightHub if the Closing has not occurred on or before February 1, 2021, (ii) by FreightHub if Hudson Capital has not filed the Proxy Statement/Prospectus by October 23, 2020, or (iii) by either Hudson Capital or FreightHub if the other party has materially breached any representation, warranty, agreement or covenant contained in the Merger Agreement and such breach is not cured within 15 days of receipt of a notice describing the breach.

In the event of the termination of the Merger Agreement by Hudson Capital as the result of a breach by FreightHub of any representation, warranty, agreement or covenant contained in the Merger Agreement that is not cured, or as a result of FreightHub’s refusal to consummate the Transactions contemplated by the Merger Agreement, a breakup fee of $500,000 shall be paid, within three business days following termination (the “Break-Up Fee”), by FreightHub to Hudson Capital. In the event of the termination of the Merger Agreement by FreightHub as the result of a breach by Hudson Capital of any representation, warranty, agreement or covenant contained in the Merger Agreement that is not cured by Hudson Capital, or as a result of Hudson Capital’s refusal to consummate the Transactions contemplated by the Merger Agreement, the Break-Up Fee shall be paid by Hudson Capital to FreightHub.

The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the actual Merger Agreement, which is filed as Exhibit 10.1 hereto, and which is incorporated by reference in this report.

Additionally, it is contemplated that in connection with the Merger, (i) Merger Sub I will change its name to Freight Technologies, Inc. and (ii) all executive officers of Merger Sub I shall resign and the executive officers of FreightHub immediately prior to the Closing will take their same offices at the post-closing company.

Reverse Split

On October 13, 2020, the Board of Directors of Hudson Capital approved a 5:1 reverse split of its ordinary shares. Hudson Capital’s ordinary shares will begin trading on a split adjusted basis on October 29, 2020.

As a result of the reverse share split, each five (5) pre-split shares of Hudson Capital shares will automatically combine into one (1) ordinary share without any action on the part of the holders, and the number of outstanding ordinary shares will be reduced from 32,022,685 to 6,404,537 ordinary shares. Hudson Capital’s ordinary shares will continue to trade on the NASDAQ Capital Market under the symbol “HUSN” but will trade under a new CUSIP number. The reverse split is intended to increase the market price per share of its ordinary shares to allow Hudson Capital to maintain its NASDAQ Capital Market listing.

No fractional shares will be issued as a result of the reverse share split. Shareholders who otherwise would be entitled to a fractional share because they hold a number of ordinary shares not evenly divisible by the one (1) for five (5) reverse split ratio, will automatically be entitled to receive an additional fractional share of Hudson Capital’s ordinary shares to round up to the next whole share.

The reverse share split will not be submitted to a vote of Hudson Capital’s shareholders and a vote was not required under the laws of the BVI.

Hudson Capital’s transfer agent, Transhare Securities Transfer and Registrar will act as the exchange agent. Adjustments made to ordinary shares represented by physical stock certificates can be made upon surrender of the certificate to the transfer agent. Please contact Transhare Securities Transfer and Registrar for further information at (303) 662-1112.

Other Events

On October 15, 2020, Hudson Capital issued a press release announcing its entry in to the Merger Agreement. A copy of this press release is filed as Exhibit 99.1 hereto.

Attached as Exhibit 99.2 is FreightHub, Inc.’s investors presentation dated October 15, 2020.

Participants in the Solicitation

Hudson Capital and its directors and executive officers may be deemed participants in the solicitation of proxies from Hudson Capital’s shareholders with respect to the merger. A list of the names of those directors and executive officers and a description of their interests in Hudson Capital will be included in the prospectus/proxy statement for the proposed merger and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the prospectus/proxy statement for the proposed merger when available. Information about Hudson Capital’s directors and executive officers and their ownership of ordinary shares of Hudson Capital is set forth in Hudson Capital’s Annual Report on Form 20-F, dated June 15, 2020, These documents can be obtained free of charge from the sources indicated above.

FreightHub and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Hudson Capital in connection with the proposed merger. A list of the names of such directors and executive officers and information regarding their interests in the proposed merger will be included in the prospectus/proxy statement for the proposed merger.

Forward Looking Statements

This Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Hudson Capital’s and FreightHub’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Hudson Capital’s and FreightHub’s expectations with respect to future performance and anticipated financial impacts of the proposed acquisition, the satisfaction of the closing conditions to the proposed acquisition, and the timing of the completion of the proposed acquisition.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Hudson Capital’s and FreightHub’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive merger agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Hudson Capital or FreightHub following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed acquisition, including due to failure to obtain approval of the shareholders of Hudson Capital and stockholders of FreightHub, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 pandemic on FreightHub’s business and/or the ability of the parties to complete the proposed acquisition; (6) the inability to obtain or maintain the listing of Hudson Capital’s shares of common stock on Nasdaq following the proposed merger; (7) the risk that the proposed acquisition disrupts current plans and operations as a result of the announcement and consummation of the proposed merger; (8) the ability to recognize the anticipated benefits of the proposed merger, which may be affected by, among other things, competition, the ability of FreightHub to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed merger; (10) changes in applicable laws or regulations; (11) the possibility that Hudson Capital or FreightHub may be adversely affected by other economic, business, and/or competitive factors; (12) risks relating to the uncertainty of the projected financial information with respect to FreightHub; (13) risks related to the organic and inorganic growth of FreightHub’s business and the timing of expected business milestones; and (14) other risks and uncertainties indicated from time to time in the prospectus/proxy statement on the Form S-4, relating to the proposed merger, including those under “Risk Factors” therein, to be filed by Hudson Capital and in Hudson Capital’s other filings with the SEC. Hudson Capital cautions that the foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Hudson Capital and FreightHub caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Hudson Capital and FreightHub do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This Form 6-K shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed merger. This Form 6-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Exhibits

Exhibit No.	Description

10.1	Form of Merger Agreement dated October 10, 2020 by and between Hudson Capital, Merger Sub I, Merger Sub II, FreightHub and Stockholders’ Representative

99.1	Press release of Hudson Capital dated October 15, 2020.

99.2	Investors presentation dated October 15, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2020	HUDSON CAPITAL INC.

	By:	/s/ Warren Wang
	Name:	Warren Wang
	Title:	Chief Executive Officer